November 18, 2021

VIA EDGAR

Gregory Herbers

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Babcock & Wilcox Enterprises, Inc. Registration Statement on Form S-3 File No. 333-260854

Dear Mr. Herbers:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Babcock & Wilcox Enterprises, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on November 22, 2021, or as soon thereafter as practicable. The Company respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (330) 860-6205 or by email at jjdziewisz@babcock.com.

Very truly yours,

/s/ John J. Dziewisz
John J. Dziewisz
Senior Vice President, General Counsel and
Corporate Secretary

Babcock & Wilcox Enterprises, Inc.
1200 E Market Street | Suite 650	www.babcock.com
Akron, OH 44305 | USA
Phone: +1 330.753.4511